Filed by Xcel Energy Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: NRG Energy, Inc. Registration No.: 333-84264

Xcel Energy, Inc.	U.S. Bancorp Center 800 Nicollet Mall Minneapolis, MN 55402-2023

April 10, 2002

SEC Hearing Requested by Shareholder
in Connection With Xcel Energy Exchange Offer

         MINNEAPOLIS — Xcel Energy Inc. (NYSE: XEL) today announced that one of its shareholders has asked the Securities and Exchange Commission to hold a hearing in connection with Xcel Energy’s exchange offer for the publicly held shares of NRG Energy, Inc. The hearing was requested to consider issues related to the Public Utility Holding Company Act. The SEC has not yet responded to the request.

         “While there cannot be any assurance as to the outcome of the shareholder’s request or its effect on our exchange offer, we believe the request is entirely without merit and on that basis, it seems unlikely that the SEC will grant a hearing,” said Wayne H. Brunetti, chairman, president and CEO of Xcel Energy. “We hope the matter will be resolved expeditiously and that the offer will close as currently scheduled.”

         Under the exchange offer, NRG’s public shareholders would receive 0.50 of a share of Xcel Energy common stock in a tax-free exchange for each outstanding share of NRG common stock they hold. The offer currently is scheduled to expire at midnight, EDT, on April 17, 2002. In order to complete the offer, Xcel Energy must receive SEC approval under the Public Utility Holding Company Act.

         Xcel Energy is a major U.S. electricity and natural gas company with operations in 12 Western and Midwestern states. Formed by the merger of Denver-based New Century Energies and Minneapolis-based Northern States Power Co., Xcel Energy provides a comprehensive portfolio of energy-related products and services to 3.2 million electricity customers and 1.7 million natural gas customers through its regulated operating companies. In terms of customers, it is the fourth-largest combination natural gas and electricity company in the nation. Company headquarters are located in Minneapolis. More information is available at www.xcelenergy.com.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE EXCHANGE OFFER DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

         In connection with the proposed exchange offer for NRG shares, Xcel Energy has filed a prospectus and related materials with the SEC. Investors and security holders may obtain a free copy of the exchange offer prospectus and other documents filed by Xcel Energy with the SEC at the commission’s Web site at http://www.sec.gov. Free copies of the exchange offer prospectus, as well as Xcel Energy’s related filings with the commission, also may be obtained from Xcel Energy by directing a request to Xcel Energy’s information agent for this offer, Georgeson Shareholder Communications, Inc., 111 Commerce Road, Carlstadt, NJ 07072 or call toll-free at (866) 800-0230.

Forward-Looking Information

         The term “believe” and similar terms identify forward-looking information. Although Xcel Energy believes its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those contained in the forward-looking statements include satisfaction of all conditions to the exchange offer that cannot be waived, including the approval of the SEC under the Public Utility Holding Company Act, and the satisfaction or waiver of conditions to the exchange offer that may be waived. Some of the conditions to the exchange offer include the receipt of all required regulatory approvals, the tender by the public stockholders of a minimum number of their shares and the absence of an injunction or litigation concerning the exchange offer. In light of these uncertainties, there can be no assurances that the exchange offer will be completed.

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CONTACT:	Xcel Energy Inc., Minneapolis

Analysts: E J McIntyre, 612/215-4515 or R J Kolkmann, 612/215-4559 or P A Johnson, 612/215-4535 or Media Inquiries: Xcel Energy Media Relations, 612/215-5300